

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 19, 2007

<u>**Via U.S. mail and facsimile**</u>

Mr. Kenneth W. Smith
Chief Financial Officer
Circor International, Inc.
25 Corporate Drive, Suite 130
Burlington, Massachusetts 01803

      RE: Form 10-K for the fiscal year ended December 31, 2006
               Form 10-Q for the period ended September 30, 2007
                  File No. 1-14962

Dear Mr. Smith:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Note 14. Contingencies and Guarantees, page 85

2. You state on page 86 that your policy has been to accrue for any settlements only at
    such time as settlement is reasonably probably of occurring and the amount is
    estimable. It is unclear what is meant by reasonably probably. Please use the terms
    provided in paragraph 3 of SFAS 5 to describe the likelihood that future event or
    events will confirm the loss or the incurrence of a liability.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Note 11. Commitments and Contingencies, page 13

3. We remind you that SAB Topic 5:Y states that product and environmental
    remediation liabilities typically are of such significance that detailed disclosures
    regarding the judgments and assumptions underlying the recognition and
    measurement of the liabilities are necessary to inform readers fully regarding the
    range of reasonably possible outcomes that could have a material effect on your
    financial condition, results of operations, or liquidity. Please expand your disclosures
    in accordance with SAB Topic 5:Y and SFAS 5. Your disclosures should include the
    following:
    - Please disclose the amounts accrued for each matter or related matters separately
      as well as the amount of any additional estimated loss or range of loss that is
      reasonably possible. Refer to paragraphs 9 and 10 of SFAS 5. In this regard, we
      would expect to see these disclosures separately for Leslie Controls, Inc., Spence
      Engineering Company, Inc., and Hoke, Inc. Please also disclose the time frame
      over which accrued or presently unrecognized amounts may be paid out;
    - We note that you provide specific information in tables regarding the Leslie
      Controls, Inc. matters on page 14. Please provide similar applicable information
      separately for the matters related to Spence Engineering Company, Inc. and Hoke,
      Inc. Your disclosures indicate that to date your insurers have paid all of the costs
      associated with the defense and settlement costs for Spence Engineering
      Company, Inc. and Hoke, Inc. Please disclose whether there are any specific
      concerns or uncertainties as to whether your insurance carriers will pay all future
      defense and settlement costs.   Please disclose the terms and any material
      limitations of this insurance coverage as well as your ability to seek recovery
      from these insurance carriers. Please disclose the extent to which any
      unrecognized contingent losses are expected to be recoverable through insurance.
      Please refer to Question 2 of SAB Topic 5:Y;
    - Please disclose the average settlement amount per claim separately for Leslie
      Controls, Inc., Spence Engineering Company, Inc., and Hoke, Inc. Refer to
      Question 3 of SAB Topic 5:Y;
    - You disclose that as of September 30, 2007 you believe that the aggregate amount
      of indemnity remaining on Leslie Controls, Inc.'s primary layer of insurance was

approximately $11.0 million. You also believe that available excess insurance beyond the primary layer is limited. You further indicate that if the primary insurance layer were exhausted, Leslie Controls, Inc. would likely become responsible for a substantial majority of any defense and indemnity costs. Please further expand your disclosure to disclose the levels of excess insurance that are currently available. Please also provide additional insight as to the likelihood that you will exhaust both the primary and excess insurance as well as the expected timeframe of when this could occur based on past trends;

- You state that you believe that the payments of any litigation-related asbestos liabilities of Leslie Controls, Inc. are legally limited to the net assets of that subsidiary. Please expand your disclosure to address your legal basis for this belief; and

- Please provide all of the disclosures require by SFAS 5 and SAB Topic 5:Y for any matters in addition to the above.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 27, 2007

Setting Executive Compensation, page 11

4. We note that Mr. Bloss' total compensation appears based on a policy or decision that is materially different from the other named executive officers. In future filings, please revise to discuss Mr. Bloss' compensation separately in your Compensation Discussion and Analysis. Refer to the last paragraph of Section II.B.1 of Commission Release No. 33-8732A.

5. In future filings, please describe the specific advice provided by your compensation consultants. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Performance-Based Annual Incentive Compensation, page 12

6. You disclose on page 13 that the target cash bonus awards under your 2006 management bonus plan depend on the achievement of certain performance goals, including corporate performance, business unit and individual performance components. You have not specifically disclosed any specific target levels or objectives, however. Please tell us why you believe that disclosure of the target levels or objectives would cause you competitive harm, using the standard you would use if requesting confidential treatment.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Lesli Sheppard, Special Counsel, at (202) 551-3708 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief